Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

For Immediate Release:

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE REPORTS FIRST QUARTER PRODUCTION RESULTS;
TO RELEASE FULL FINANCIAL RESULTS IN CONJUNCTION
WITH ANNUAL MEETING

Toronto (April 19, 2006) — Agnico-Eagle Mines Limited announced today first quarter 2006 production and minesite cost results, that were in line with previous guidance, and realized metal prices:

(unaudited)	First Quarter 2006	First Quarter 2005
Ore processed (000's tonnes)	661.5	648.8
Payable metal produced:
Gold (ounces)	64,235	55,310
Silver (000's ounces)	1,227	1,097
Zinc (tonnes)	18,462	18,661
Copper (tonnes)	2,053	1,810
Estimated minesite costs (C$/tonne)	57	53
Estimated realized prices*:
Gold ($/oz.)	610	430
Silver ($/oz.)	10.80	6.85
Zinc ($/tonne)	2,250	1,323
Copper ($/tonne)	5,200	3,241

*
includes settlement gains, zinc hedge losses and unrealized gains on provisionally priced metals sales

In order to complete the implementation of new financial accounting systems, the Company will report its first quarter consolidated financial results after market close on May 11, 2006. Instead of hosting a previously scheduled conference call on April 27, 2006, first quarter results will be discussed at the Company's Annual General Meeting on May 12, 2006. The Annual and Special Meeting of Shareholders will begin at 10:30 a.m.(EDT) at the Le Meridien King Edward Hotel (37 King Street East) in Toronto Ontario. The meeting can also be heard via webcast, accessible from the Company's website www.agnico-eagle.com.

Marketable Securities Sold in the First Quarter

Agnico-Eagle sold certain marketable securities in the first quarter for net proceeds of $32 million. The Company realized a before tax gain of $21 million on the sales, which will be accounted for in the first quarter.

Cash and cash equivalents grew to approximately $155 million at March 31, 2006, compared to $121 million at December 31, 2005. Additionally, the Company maintains substantially undrawn bank lines of $150 million adding further financial flexibility. The Company has approximately 110 million shares outstanding with no long term debt.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

- - -